LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:

JOSEPHINE CARINO, ESQ.***

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US****

JESSICA HAGGARD, ESQ. *****

CHRISTOPHER T. HINES, ESQ. ******

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.*******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.********

HARRIS TULCHIN, ESQ. *********

WWW.ALCLAW.COM WWW.SECURITIESLAWBLOG.COM DIRECT E-MAIL: LANTHONY@ALCLAW.COM

*licensed in CA, FL and NY

**licensed in FL and NY

*** licensed in CA

****licensed in CA, DC, MO and NY

*****licensed in Missouri

****** licensed in CA and DC

*******licensed in NY and NJ

********licensed in NY and NJ

May 13, 2025

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Musicow US Vol. 1 LLC Amendment No.1 to Form 1-A Filed April 23, 2025 File No. 024-12581

Dear Sir or Madam:

We have electronically filed herewith on behalf of Musicow US Vol. 1 LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2025 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to the Form 1-A which was filed with the Commission on April 23, 2025. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Baik dated May 8, 2025. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No.1 to Form 1-A

Series Distribution Policy, page 20

1.	Comment: We acknowledge your response and revisions to prior comment 8. We note your disclosure that the Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares. However, we also note your disclosure on page 23 that you may deploy capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares. Please revise to reconcile the inconsistency or advise.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 2 to reconcile the referenced inconsistency, as the Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares.

Exclusive Forum Provision, page 98

2.	Comment: We acknowledge your response and revisions to prior comment 13. We note that the scope of the Operating Agreement’s exclusive forum provision applies to Securities Act claims, please also revise your offering circular to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 2 to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

If the Staff has any further comments regarding offering statement on Form 1-A, Amendment No. 2, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Kellie Kim/U.S. Securities and Exchange Commission
Kristina Marrone/U.S. Securities and Exchange Commission
Pearlyne Paulemon/U.S. Securities and Exchange Commission
David Link/U.S. Securities and Exchange Commission
Paul Baik/Musicow US Vol. 1 LLC
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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